SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13D

	(Amendment No. 8)

	Under the Securities Exchange Act of 1934

	              RPC INC.
	(Name of Issuer)


	     Common Stock Par Value $0.01 Per Share
	(Title of Class and Securities)


	                749660106
	(CUSIP Number of Class of Securities)



	James E. McKee, Gabelli Funds, Inc.,
	One Corporate Center, Rye, New York 10580-1434, (914) 921-5294 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


	                    February 21, 1997
	(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/








_________________________________________________________________

CUSIP No. 749660106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     220,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     220,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      220,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      1.51%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!



________________________________________________________________

CUSIP No. 749660106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     537,200  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     614,200 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        614,200 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       4.22%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 749660106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Performance Partnership L.P.   I.D. No. 13-3396569
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     41,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     41,000 (Item 5)
                                        :________________________
                                         :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      41,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.28%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________


________________________________________________________________
CUSIP No. 749660106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1.	Security and Issuer
		The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share ("Securities") of RPC Inc. (the "Issuer"), a Delaware Corporation, with principal offices located at 2170 Piedmont
Road, Atlanta, GA 30324. This Amendment No. 8 is being filed on behalf of the undersigned to amend the Schedule 13D, as amended
(the "Schedule 13D") which was originally filed on August 19,
1988.
Item 2.	Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker
Industries, Incorporated ("Spinnaker"), Western New Mexico
Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch
Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Community Telephone Company ("Inter-Community")
(collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships.
 Certain of these entities may also make investments for their own accounts.


		The foregoing persons in the aggregate often own benefi-cially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1%
threshold presented for filing on Schedule 13D or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater
investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule
13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"),
GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates
Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"),
Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli International II Limited
("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P.
("Multimedia Partners"), Gabelli Asset Management Company
International Advisory Services Ltd. ("GIASL"), Mr. Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch
Telephone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the
"Reporting Persons".
		GAMCO, a wholly-owned subsidiary of GFI, is an investment adviser registered under the Investment Advisers Act of
1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of
1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
		GLI, a wholly-owned subsidiary of GSI, is the trustee for the Gabelli-Rosenthal & Partners, L.P. Liquidating Trust.
		Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments. GSI and Mr. Gabelli are the general partners of Gabelli Associates.
		GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered to persons who are neither citizens nor residents of the
United States and may be offered to a limited number of U.S.
investors.  GSI is the investment manager of GAL.
		GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
		GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above.  In addition, GFI is an investment adviser registered under the Advisers Act.  GFI is an investment adviser which
presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli
Growth Fund, The Gabelli Convertible Securities Fund, Inc., The
Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The
Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli
Global Telecommunications Fund, Gabelli Gold Fund, Inc., The
Gabelli Global Multimedia Trust Inc., The Gabelli Global
Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc. and The Gabelli Global Interactive
Couch Potator Fund (collectively, the "Funds"), which are
registered investment companies.
		The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
		GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investing in securities.  Mr. Gabelli is the general partner and chief invest-
ment officer of GPP.
		GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors.  The investments of GIL are managed by Mr. Gabelli who is also a director and
Chairman of the Board of Directors of GIL.
		GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant
long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the
United States and may be offered to a limited number of U.S.
investors.  The investments of GIL II are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of
GIL II.
	  ALCE is a Delaware investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities.  GSI is a general partner of
ALCE.
	  Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private
multimedia communications companies. GSI is a general partner of Multimedia Partners.
	  GIASL is a corporation whose primary business purpose is to provide advisory services to offshore funds.
       Lynch, an Indiana corporation, is a diversified public
company traded on the American Stock Exchange.  Its subsidiaries are engaged in communications, services, and manufactured products.
 Spinnaker, a Delaware subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ System.
Spinnaker is a diversified manufacturing firm with major
subsidiaries in specialty adhesive-backed materials business.
Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west of Fargo, North
Dakota.   Lynch and Spinnaker actively pursue new business ventures
and acquisitions. Lynch and its affiliates make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities.  Mr. Gabelli is Chairman of Lynch and owns beneficially 23.52% of the shares of common stock of Lynch.
		Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the
Chief Investment Officer for each of the Reporting Persons.  GFI, in turn, is the majority stockholder of GAMCO.  GFI is also the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute
a group.
		GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich,
Connecticut 06830.  Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited,
British American Centre, Dr. Roy's Drive-Phase 3, George Town,
Grand Cayman, British West Indies.  GIL II is a corporation
organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited,
West Bay Road, Grand Cayman, British West Indies.  GIASL is a
Bermuda corporation with its principal business office at c/o
Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton
HM12, Bermuda.  Lynch is an Indiana corporation having its
principal business office at 8 Sound Shore Drive, Greenwich, CT
06830. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively,
"Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
		(d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli
& Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not sepecifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company.  To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating Section 15(f) of the 1934
Act and Section 204A of the Advisers Act, respectively.  They further agreed to each pay a civil penalty in the amount of
$50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section
204A policies and procedures.
	(f) - Reference is made to Schedule I hereto.
Item 3.	Source and Amount of Funds or Other Consideration
		All Reporting Persons used an aggregate of approximate-ly $6,130,172 to purchase the Securities reported as beneficially owned in Item 5 below. GAMCO and GFI used approximately
$4,308,462 and $1,636,800, respectively, of funds that were
provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at
GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for their clients. GPP used approximately $184,910 of the investment funds of the partnership to purchase the Securities reported by it.
Item 4.	Purpose of Transaction
		Each of the Reporting Persons, with the exceptions of Lynch and its affiliates, has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
		The Reporting Persons, with the exceptions of Lynch and its affiliates, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discus-
sions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Issuer.  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the
Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitaliza-
tion or dividend policy.
		Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. How-
ever, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any
Reporting Person that is registered as an investment company under the l940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule l7D-l under the
l940 Act, if required, and in accordance with other applicable law.
In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the
Reporting Persons share the same basic investment philosophy and although portfolio decisions are made by or under the supervision of Mr. Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
		With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sen-sitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
		Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
		Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting
Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.
Item 5.	Interest In Securities Of The Issuer
      (a)The aggregate number and percentage of Securities to

which this Schedule 13D relates is 875,200 shares, representing

6.00% of the 14,574,690 shares outstanding as reported in the

Issuer's most recently filed Form 10-Q for the quarter ended

September 30,1996.  The Reporting Persons beneficially own those

Securities as follows:


	Shares of	% of
	Common	Class of
Name	Stock    	Common

GFI:
  As Principal	0	0.00%
  As Agent 	220,000	1.51%

GAMCO
  As Principal	0	0.00%
  As Agent 	614,200	4.22%

GPP	41,000	0.28%

Mr. Gabelli	0	0.00%


         Mr. Gabelli is deemed to have beneficial ownership of
the Securities beneficially owned by each of the foregoing
persons and GFI is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mr. Gabelli.
        (b) Each of the Reporting Persons and Covered Persons has
the sole power to vote or direct the vote and sole power to
dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GAMCO Investors, Inc. does not have authority to vote 77,000 of the reported shares, and except that GFI has sole dispositive and voting power with respect to the 220,000 shares of the Issuer held by the The Funds, so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting
Committee of each of the Funds shall respectively vote that Funds shares, and except that, at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory
considerations, and except that the power of Mr. Gabelli and GFI is indirect with respect to Securities beneficially owned
directly by other Reporting Persons.
        (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons and Covered Persons is set forth on
Schedule II annexed hereto and incorporated herein by reference.
 Item 6.	Contracts, Arrangements, Understandings or
		Relationships with Respect to Securities of the Issuer

		The powers of disposition and voting of GFI and GAMCO with respect to Securities owned beneficially by them on behalf of their investment advisory clients, of GLI, Mr. Gabelli and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, and of GIL and GAL with respect to Securities owned beneficially by them on behalf of their shareholders, are held pursuant to written agreements with such clients and partnerships. The pertinent portions of forms of such agreements utilized by such Reporting Persons are filed as Exhibits hereto.
Item 7.	Material to be Filed as an Exhibit

		The following Exhibits B, D, E and F are incorporated herein by reference to Exhibits B, D, E and F in Schedule 13D of various Gabelli entities dated June 19, l989 relating to the Common Stock of Lincoln Telecommunications Company. The following Exhibit
K is incorporated by reference to Exhibit K in Amendment No. 3 to
Schedule 13D of various Gabelli entities dated January 3, 1989 relating to the Common Stock of Wynn's International. The following Exhibit N is incorporated by reference to Exhibit N to
Schedule 13D of various Gabelli entities dated October 9, 1989 relating to the Common Stock of Graphic Technology, Inc. The following Exhibit BB is incorporated by reference to Exhibit BB in Amendment No. 6 to Schedule 13D of various Gabelli entities dated November 3, 1992 relating to the Common Stock of Hector Communica-tions. The following Exhibit CC is incorporated by reference to Exhibit CC in Amendment No. 10 to Schedule 13D of various Gabelli entities dated November 9, 1992 relating to the Common Stock of The Liberty Corporation. The following Exhibit LL is incorporated by reference to Exhibit LL in the initial Schedule 13D of various Gabelli entities dated June 27, 1995 relating to the Common Stock of Pulitzer Publishing. The following Exhibit RR is incorporated by reference to Exhibit RR in Amendement No. 16 to Schedule 13D of various Gabelli entities dated April 23, 1996 relating to the Common Stock of Aaron Rents, Inc.

 		Exhibit A:	     Joint Filing Agreement
		Exhibit B:  	Pertinent portions of form of investment
advisory agreement used by GAMCO Inves-
tors, Inc.

		Exhibit D:	     Pertinent portions of Gabelli Funds, Inc.
advisory agreements.

		Exhibit E:	    Pertinent portions of Gabelli Asset Fund
and Gabelli Growth Fund voting procedu-
res.

		Exhibit F:	    Pertinent portions of partnership agree-
ments to which Gabelli Associates, GLI
and GPP are parties.

		Exhibit K:	  Pertinent portions of the Investment
Management Agreement of GIL.

		Exhibit N:  	Pertinent portions of the Investment
Management Agreement of GAL.

          Exhibit BB:     Memorandum of understanding between
					Gabelli Funds, Inc., Mario J. Gabelli
					and the Federal Communications Commission
					(dated November 3, 1992).

		Exhibit CC:     Joint motion for approval of memorandum
				     of understanding file with FCC by Gabelli
				     Funds, Inc. Mario J. Gabelli and the
					Federal Communications Commission
					(dated November 9, 1992)


		Exhibit LL:	Powers of Attorney to Stephen G. Bondi,
					Steven M. Joenk, and James E. McKee from
					Joseph H. Epel.

					Powers of Attorney to Stephen G. Bondi,
					Steven M. Joenk, and James E. McKee from
					Robert E. Dolan.

		           	Powers of Attorney to Stephen G. Bondi,
					Steven M. Joenk, and James E. McKee from
					Mario J. Gabelli.

           Exhibit RR:    Powers of Attorney to Stephen G. Bondi,
                          Steven M. Joenk, and James E. McKee from
                          Marc J. Gabelli.

























Signature
              After reasonable inquiry and to the best of my know-ledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:   February 26, 1997

					MARIO J. GABELLI



					By:________________________
						James E. McKee
						General Counsel



					GABELLI FUNDS, INC.



					By:
						James E. McKee
						General Counsel


					GAMCO INVESTORS, INC.


                                  By:_________________________
                                      Douglas R. Jamieson
                                      Executive Vice President


					GABELLI PERFORMANCE PARTNERSHIP




					By:___________________________
						Mario J. Gabelli
						General Partner
						by: James E. McKee
						    General Counsel






	Schedule I



              Information with Respect to Executive
            Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent

part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless other-wise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or statesecurities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.




Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
						     and Oak Technology; Director
							of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby	Street,
                                   Fort Lee, NJ 07029

	Charles C. Baum			Chairman, Director and Chief
Executive Officer of The
Morgan Group, Inc.;
							Secretary & Treasurer
							United Holdings
							2545 Wilkens Avenue
							Baltimore, MD  21223

	Dr. Eamon M. Kelly			President
							Tulane University
							218 Gibson Hall
							6823 St. Charles Avenue
							New Orleans, LA  70118

	Marc J. Gabelli			Vice President


Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President - Finance

	James E. McKee				Vice President, General
							Counsel and Secretary

_____________________

	*	Mr. Gabelli is the Chairman, Chief Executive Officer and
Chief Investment Officer of Gabelli Funds, Inc. and of GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief
Executive Officer of Lynch Corporation.





GAMCO Investors, Inc.

Directors:

	Mario J. Gabelli
	Douglas R. Jamieson
	Joseph R. Rindler, Jr.
	Regina M. Pitaro
	F. William Scholz, II

Officers:

	Mario J. Gabelli			Chairman, Chief Executive								Officer and Chief
                  Investment Officer

	Joseph R. Rindler, Jr.		President and Chief Operating 							Officer

     Douglas R. Jamieson            Executive Vice President

	Stephen G. Bondi			Vice President

	James E. McKee				Vice President, General
  		    					Counsel and Secretary

Gabelli Securities, Inc.

Directors:

	Robert W. Blake			     President of W.R. Blake
							& Sons, Inc.
							196-20 Northern Boulevard
							Flushing, NY  11358

	Douglas DeVivo				General Partner of ALCE
							Partners, L.P.
							One First Street, Suite 16
							Los Altos, CA  94022

	Ronald L. Gallatin			Consultant
							Gabelli Securities, Inc.
							One Corporate Center
							Rye, NY  10580

	Francine Sommer			     Chief Executive Officer of
							General Partner of Gabelli 							Multimedia Partners, L.P.
							One Corporate Center
							Rye, NY  10580







Officers:

     Stephen G. Bondi               Vice President

	James E. McKee				Secretary


Gabelli & Company, Inc.

Directors:

     James G. Webster, III          Chairman

	Stephen G. Bondi			See above

	Donald C. Jenkins			Director of Research

Officers:

     James G. Webster, III          Chairman

     Stephen G. Bondi               Vice President

	Walter K. Walsh			     Compliance Officer

	James E. McKee				Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli			See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli               Chairman and Chief Investment
                                    Officer

	Stephen G. Bondi			Vice President





Gabelli Associates Limited

Directors:

     Mario J. Gabelli			See above-Gabelli Funds, Inc.


     MeesPierson  (Cayman)          British American Centre
     Limited                        Dr. Roy's Drive- Phase 3
	                               Georgetown, Grand Cayman
                                    Cayman Islands, British
                                    WestIndies

Officers:

     Mario J. Gabelli               Chief Investment Officer

     Kevin Bromley                  Vice President, Treasurer and
                                    Assistant Secretary

     Sandra Wight                   Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli               See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)          British American Centre
     Limited                        Dr. Roy's Drive- Phase 3
	                               Georgetown, Grand Cayman
                                    Cayman Islands, British West Indies
Officers:

     Kevin Bromley                  Vice President, Treasurer, and
                                    Assistant Secretary
                                    MeesPierson (Cayman) Limited
                                    British American Centre
                                    Dr. Roy's Drive- Phase 3
							Georgetown, Grand Cayman
                                    Cayman Islands, British West Indies

     Sandra Wight                   Secretary and Assistant Treasurer
                                    Assistant Secretary
                                    MeesPierson (Cayman) Limited
                                    British American Centre
                                    Dr. Roy's Drive- Phase 3
							Georgetown, Grand Cayman
                                    Cayman Islands, British West Indies




Gabelli Asset Management Company
International Advisory Services Ltd.

Directors:

	Marc J. Gabelli			     See above-Gabelli Funds, Inc.

	Stephen G. Bondi			See Above-Gabelli Funds, Inc.

	Joseph R. Rindler, Jr.		See above-GAMCO Investors, Inc.

	Michael J. Burns			Appleby, Spurling & Kempe
							Cedar House
							41 Cedar Avenue
							Hamilton, HM12
							Bermuda

	Douglas Molyneux			Appleby, Spurling & Kempe
							Cedar House
							41 Cedar Avenue
							Hamilton, HM12
							Bermuda


Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021





	E. Val Cerutti 			     Business Consultant
							Cerutti Consultants
							227 McLain Street
							Mount Kisco, NY   10549


    Ralph R. Papitto			     Chairman of the Board
							AFC Cable Systems, Inc.
							50 Kennedy Plaza
							Suite 1250
							Providence, RI  02903

	Salvatore Muoio

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                         Officer

	Joseph H. Epel				Treasurer

	Robert E. Dolan			     Chief Financial Officer

	Carmine Ceraolo			     Assistant Controller

	Robert A. Hurwich			Vice President-Administration,
							Secretary and General Counsel


Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

	Joseph P. Rhein                5003 Central Avenue
                                    Ocean City, NJ  08226

     Richard J. Boyle               The Boyle Group, Inc.
                                    6110 Blue Circle Drive
                                    Suite 250
						     Minnetonka, MN  55343

	Ned N. Fleming, III		     Boyle, Fleming,
						     George & Co., Inc.
						     600 N. Pearl Street
						     Suite 2160
						     Dallas, TX  75201





     Robert E. Dolan			     See above Lynch Corporation


	Anthonie C. van Ekris		Chairman and Chief
							Executive Officer
							Balmac International, Inc.
							61 Broadway
							Suite 1900
							New York, NY  10006

Officers:

	James W. Toman 			     Controller

	Ned N. Fleming, III			President

	Richard J. Boyle			Chairman and
							Chief Executive Officer

	Robert A. Hurwich			Secretary

	Mark A. Matteson			Vice President, Corporate
							Development


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

	Ned N. Fleming, III			See above-Spinnaker

	Mark A. Matteson			See above-Spinnaker

	James W. Toman				See above-Spinnaker

	Robert P. Wentzel			See above Entoleter

	James Fleming				230 Saugatuck Avenue, Unit 8
							Westport, CT  06880

Officers:

	James W. Toman				Chief Financial Officer
							and Secretary

	Robert P. Wentzel			President

	Anthony R. Massaro			Vice President-Manufacturing







Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

	Jack C. Keen				Chairman

	Jack W. Keen				President

	Dr. Brian E. Gordon			Vice President

	Mary Beth Baxter			Secretary & Treasurer

	Robert E. Dolan			     See above-Lynch Corporation

	Robert A. Hurwich			See above-Lynch Corporation

	Carmine Ceraolo			     See above-Lynch Corporation

Officers:

	Jack C. Keen				Chairman of the Board

	Jack W. Keen				President

	Jack L. Bentley			     Executive Vice President

	Dr. Brian E. Gordon			Vice President

	Charles M. Baxter			Sr. Vice President-Operations

     Mary Beth Baxter			Secretary & Treasurer

	Robert A. Hurwich			Assistant Treasurer


Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

	Mary J. Carroll			     See above-Lynch Corporation

	Carmine P. Ceraolo			See above-Lynch Corporation

	Robert E. Dolan			     See above-Lynch Corporation

	Joseph H. Epel 			     See above-Lynch Corporation

	Robert A. Hurwich			See above-Lynch Corporation

	Leone A. Nilsen			     President

	Roger J. Nilsen			     P.O. Box 146
							Hannaford, ND 58448

	Duane A. Plecity			Secretary

	Harry B. Snyder			     P.O. Box 131
							Buffalo, ND  58011

	Robert Snyder				200 Broadway South
							Buffalo, ND  58011

Officers:

	Leone A. Nilsen			     President

	Robert Snyder				Vice President

	Duane A. Plecity			Secretary

	Harry B. Snyder			     Treasurer

	Joseph H. Epel				Assistant Treasurer

	Robert A. Hurwich			Assistant Secretary


Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Richard A. Kiesling			2801 International Lane
							Suite 207
							Madison, WI  53740

	Jack C. Keen			     See above-Western New Mexico 							Telephone Company

	Robert A. Snyder			See above-Inter-Community 							Telephone Company

Officers:

	Robert A. Hurwich			Secretary

	Mary Beth Baxter			Treasurer and
							Assistant Secretary

	Robert E. Dolan			     Controller





Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Robert E. Dolan			     Controller

	Jack C. Keen				Chairman

Officers:

	Jack C. Keen				Chairman

	Jack W. Keen				President

	Robert A. Hurwich			Secretary

	Mary Beth Baxter			Treasurer and
							Assistant Secretary

	Robert E. Dolan			     Controller
















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